UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-39111

XChange TEC.INC

(Registrant’s Name)

No. 801, Building 1, 1136 Xinzha Road

JingAn District, Shanghai, 200041

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

This report on Form 6-K, including the exhibits hereof, is hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2021 (Registration No. 333-258187) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The annual general meeting (the “Meeting”) of XChange TEC.INC (the “Company”) was held on January 24, 2025 at 7:00 AM (Beijing time) at No.801, Building 1, 1136 Xinzha Road, JingAn District, Shanghai, China.

The following resolutions (the “Resolutions”) were passed by the shareholders of the Company at the Meeting:

1. THAT:

(a) every one hundred thousand (100,000) issued and unissued shares of the Company of a nominal or par value of US$0.0000001 each (the “Existing Shares”) be consolidated into one (1) share of a nominal or par value of US$0.01 each (each a “Consolidated Share”), such Consolidated Shares shall rank pari passu in all respects with each other (the “Share Consolidation”) so that following the Share Consolidation the authorized share capital of the Company will be changed from (a) US$48,000,000 divided into 480,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 419,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 60,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each; to (b) US$48,000,000 divided into 4,800,000,000 shares of a nominal or par value of US$0.01 each, of which 4,195,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.01 each, 600,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.01 each and 5,000,000 are Preferred Shares of a nominal or par value of US$0.01 each;

(b) the Directors be authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Consolidated Shares to be issued to shareholders of the Company to round up any fractions of Consolidated Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Fractional Share Arrangement”); and

(c) upon the Share Consolidation becoming effective, the authorised share capital of the Company be increased from (a) US$48,000,000 divided into 4,800,000,000 shares of a nominal or par value of US$0.01 each of which 4,195,000,000 shall be designated as Class A Ordinary Shares of a nominal or par value of US$0.01 each, 600,000,000 shall be designated as Class B Ordinary Shares of a nominal or par value of US$0.01 each, and 5,000,000 shall be designated as Preferred Shares of a nominal or par value of US$0.01 each, to (b) US$50,000,000,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.01 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.01 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.01 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.01 each, by the creation of an additional 4,374,495,805,000,000 unissued Class A Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class A Ordinary Shares, 624,999,400,000,000 unissued Class B Ordinary Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Class B Ordinary Shares, and 499,995,000,000 unissued Preferred Shares of a nominal or par value of US$0.01 each to rank pari passu in all respects with the existing Preferred Shares (the “Authorised Share Capital Increase”).

2. THAT upon the Share Consolidation and the Authorised Share Capital Increase becoming effective, the third amended and restated memorandum and fifth amended and restated articles of association of the Company (together the “New M&A-1”), which contains the proposed Share Consolidation and the Authorised Share Capital Increase and a copy of which has been attached as Annex A to the Meeting notice, and is attached to this report on Form 6-K as Exhibit 3.1, be and are hereby approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect, and any Director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the adoption of the New M&A-1, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

3. THAT subject to and conditional upon, amongst other things, (i) the Share Consolidation and the Authorised Share Capital Increase becoming effective; (ii) an order being made by the Grand Court of the Cayman Islands (the “Court”) confirming the Capital Reduction (as defined below); (iii) registration by the Registrar of Companies of Cayman Islands of a copy of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act (As Revised) of the Cayman Islands (the “Companies Act”) in respect of the Capital Reduction and compliance with any conditions the Court may impose (if applicable); and (iv) obtaining of all necessary approvals from the regulatory authorities or otherwise as may be required in respect of the Capital Reduction (if applicable), with effect from the date on which these conditions are fulfilled:

(a) the par value of each issued Consolidated Share of par value of US$0.01 each in the share capital of the Company be reduced to US$0.0000001 par value each (the “Capital Reduction”) by cancelling the paid-up capital to the extent of US$0.0099999 on each of the then issued Consolidated Shares;

(b) the credit arising from the Capital Reduction be authorised to be applied towards offsetting the accumulated losses of the Company (if any) as at the effective date of the Capital Reduction (the “Accumulated Losses”) and the balance of any such credit (if any) remaining after offsetting the Accumulated Losses be transferred to a distributable reserve account of the Company which may be utilised by the Company as the Directors may deem fit and in any manner as permitted by all applicable laws and the memorandum and articles of association of the Company, including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time;

(c) each of the authorised but unissued Consolidated Shares of a par value of US$0.01 each be sub-divided into 100,000 unissued shares of the Company of a nominal or par value of US$0.0000001 each (the “Share Subdivision”) such that the authorized share capital of the Company shall be US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each;

(d) upon the effectiveness of the Capital Reduction and the Share Subdivision, the Company cancels US$49,999,500,000,000 of its authorised and unissued share capital, by the cancellation of 437,445,625,500,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,499,375,000,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 49,999,500,000,000,000 Preferred Shares of a nominal or par value of US$0.0000001 each, each not having been taken or agreed to be taken by any person, such that following such cancellation, the authorized share capital of the Company will be diminished from (i) US$50,000,000,000,000 divided into 500,000,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 437,450,000,000,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 62,500,000,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 50,000,000,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each to (ii) US$500,000,000 divided into 5,000,000,000,000,000 shares of a nominal or par value of US$0.0000001 each, of which 4,374,500,000,000,000 are Class A Ordinary Shares of a nominal or par value of US$0.0000001 each, 625,000,000,000,000 are Class B Ordinary Shares of a nominal or par value of US$0.0000001 each and 500,000,000,000 are Preferred Shares of a nominal or par value of US$0.0000001 each (the “Diminution of Authorised Share Capital”); and

(e) immediately following the Capital Reduction, the Share Subdivision and the Diminution of Authorised Share Capital becoming effective, the fourth amended and restated memorandum and sixth amended and restated articles of association of the Company (together the “New M&A-2”), which contains the proposed Capital Reduction, Share Subdivision and the Diminution of Authorised Share Capital and a copy of which has been attached as Annex B to the Meeting notice, and is attached to this report on Form 6-K as Exhibit 3.2, be and are hereby approved and adopted in substitution for and to the exclusion of the then existing memorandum and articles of association of the Company with immediate effect, and any Director, registered office provider or company secretary of the Company be and is hereby authorised to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the adoption of the New M&A-2, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities.

In accordance with the Resolutions, the New M&A-1 has become effective on January 24, 2025 and the Company filed the New M&A-1 with the Registrar of Companies in the Cayman Islands on January 24, 2025. The New M&A-2 will become effective immediately following the Capital Reduction, the Share Subdivision and the Diminution of Authorised Share Capital becoming effective.

EXHIBIT INDEX

Number	Description of Document
3.1	The third amended and restated memorandum and fifth amended and restated articles of association filed with the Registrar of Companies in the Cayman Islands on January 24, 2025
3.2	Form of the fourth amended and restated memorandum and sixth amended and restated articles of association (not yet effective)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XChange TEC.INC

By:	/s/ Zhichen Sun
Name:	Zhichen Sun
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: February 5, 2025